FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒     Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐      No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NBG Group	Q2.15 trading update

NBG Group: Q2.15 trading update

•                  Q2 Group PPI reaches €421m (+18% qoq) despite continued adverse FX movement in Turkey; Pre Provision Margin at 269bps

•                  Group NII resilient at €750m (-3.7% qoq), despite increased ELA reliance in the domestic business and further depreciation of TL in Q2. Turkish NII up by an impressive 8.3% qoq in TL terms (2.2% in Euro terms)

•                  Group total income in Q2 reached €972m up 10.3% qoq supported by trading gains

•                  Group operating expenses at €552m (+5.2% qoq), yield a C:I of 57%. In Greece, operating expenses stood at €256m (+1.7% qoq) with personnel expenses down by 0.7% qoq

•                  Group 90dpd formation drops sharply to €133m in Q2 vs €476m in Q1; In Greece, formation stood at €41m vs €336m in Q1 reflecting accelerated restructuring flows

•                  Group 90dpd ratio settled at 24.6% in Q2 from 24.3% in Q1. In the domestic business, 90dpd remained almost unchanged qoq at 32.1% from 32.0%, as a result of subdued delinquency flows in the retail segment (€142m vs €377m in Q1.15)

•                  Despite deposit outflows continuing in Q2, NBG retains the lower L:D ratio in the Greek sector

•                  Group deposits decreased by 7.8% q-o-q to €55.7bn on sustained deposit outflows in Greece, due to uncertainty throughout Q2 peaking in June. Still, domestic outflows slowed to €3.6bn from €4.8bn in Q1. Following the imposition of capital controls and the gradual and ongoing restoration of confidence, deposit flows returned to positive territory in Q3

•                  Eurosystem funding increased to €27.6bn at the end of June (ELA: €17.6bn) from €23.6bn in March, the lowest among Greek banks. At the end of Q3, Eurosystem funding dropped to €25.6bn (ELA: €15.6bn), with the cash value of excess collateral at €8.0bn

•                  Group gross loan balances eased by 0.9% qoq to €73.3bn, with domestic loans remaining broadly unchanged at €45.8bn. In Turkey, loans grew by 4.3% qoq reflecting a positive credit environment

Athens October 21, 2015

		Q2.15	Q1.15	qoq Δ		H1.15	H1.14	yoy Δ

Profit & Loss (€m)
NII		750	779	-3.7%		1,529	1,511	1.2%
Net fees & Insurance income		156	163	-4.3%		320	303	5.6%
Non-core income		66	(61)	n.m.		6	24	-75.0%
Total operating income		972	881	10.3%		1,854	1,838	0.8%
Operating expenses		(552)	(524)	5.2%		(1,076)	(1,010)	6.6%
Pre-provision income		421	357	17.9%		777	828	-6.1%

Balance Sheet (€m)
Gross loans	- Group	73,278	73,945	-0.9%		73,278	70,417	4.1%
	-Domestic	45,796	46,039	-0.5%		45,796	45,509	0.6%
Deposits	- Group	55,681	60,416	-7.8%		55,681	65,446	-14.9%
	-Domestic	35,481	39,043	-9.1%		35,481	45,955	-22.8%

Asset Quality
90dpd ratio (%)	-Group	24.6%	24.3%	0.3	pp	24.6%	23.2%	1.4	pp
	-Domestic	32.1%	32.0%	0.2	pp	32.1%	29.3%	2.8	pp
90dpd formation (€m)	-Group	133	477	-72.1%		610	684	-10.8%
	-Domestic	41	336	-87.9%		377	574	-34.3%

Liquidity (€bn)
Eurosystem funding		27.6	23.6	16.8%		27.6	11.0	>100%
o/w ELA		17.6	13.9	26.6%		17.6	—	n.m.

Disclaimer

No representation or warranty, express or implied, is or will be made in relation to, and no responsibility is or will be accepted by National Bank of Greece (the “Group”) as to the accuracy or completeness of the information contained in this announcement and nothing in this announcement shall be deemed to constitute such a representation or warranty.

Although the statements of fact and certain industry, market and competitive data in this announcement have been obtained from and are based upon sources that are believed to be reliable, their accuracy is not guaranteed and any such information may be incomplete or condensed.  All opinions and estimates included in this announcement are subject to change without notice. The Group is under no obligation to update or keep current the information contained herein.

In addition, certain of these data come from the Group’s own internal research and estimates based on knowledge and experience of management in the market in which it operates. Such research and estimates and their underlying methodology have not been verified by any independent source for accuracy or completeness. Accordingly, you should not place undue reliance on them.

Certain statements in this announcement constitute forward-looking statements. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, among other factors, changing economic, financial, business or other market conditions. As a result, you are cautioned not to place any reliance on such forward-looking statements. Nothing in this announcement should be construed as a profit forecast and no representation is made that any of these statement or forecasts will come to pass. Persons receiving this announcement should not place undue reliance on forward-looking statements and are advised to make their own independent analysis and determination with respect to the forecast periods, which reflect the Group’s view only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 21st, 2015
Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: October 21st, 2015
Director, Financial Division